NO ACT

DC
PE
9-11-2009

Act: 33 Act
Section: Schedule 3
Rule:
Public Availability: 9/15/09

RECEIVED
2009 SEP 15 P 2:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 15, 2009

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

① [redacted]

09012349

RE: 1 New South Wales Treasury Corporation ("NSW TCorp")
2 The Crown in Right of New South Wales ("New South Wales")
Incoming letter dated September 11, 2009

Based on the facts presented, this Division would raise no objection if NSW TCorp and New South Wales file with the Commission joint annual reports on Form 18-K under the Securities Exchange Act of 1934 and amendments to those annual reports on Form 18-K/A, and if NSW TCorp and New South Wales incorporate by reference such filings into registration statements, including shelf registration statements, and related prospectuses filed with the Commission under the Securities Act of 1933, all as described in your letter.

Because this position is based on the representations made to the Division in your letter, it should be noted that different facts might require a different result. Further, this response only expresses this Division's position on enforcement action and does not express any legal conclusion on the questions presented.

Sincerely,

John Zitko
Attorney Adviser

2 [redacted]

09012350

Received SEC
SEP 15 2009
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2009

Waldo D. Jones, Jr.
Sullivan & Cromwell
The Chifley Tower
2 Chifley Square
Sydney 2000 Australia

Re: New South Wales Treasury Corporation
The Crown in Right of New South Wales
Incoming letter dated September 11, 2009

Dear Mr. Jones:

In regard to your letter dated September 11, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

Enclosure

SULLIVAN & CROMWELL

TELEPHONE: (02) 8227-6700
FACSIMILE: (02) 8227-6750
WWW.SULLCROM.COM

The Chifley Tower
2 Chifley Square
Sydney 2000 Australia

MELBOURNE
BEIJING • HONG KONG • TOKYO
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS

September 11, 2009

Office of International Corporate Finance,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street N.E.,
Washington, D.C. 20549,
United States of America.

Attention: Mr. Michael Coco,
Office of International Corporate Finance

Re: New South Wales Treasury Corporation and the Crown in Right of New South Wales

Dear Mr. Coco:

We are writing on behalf of New South Wales Treasury Corporation ("NSW TCorp") and the Crown in Right of New South Wales ("New South Wales" and, together with NSW TCorp, the "Registrants") to request an interpretative letter that would facilitate the process by which NSW TCorp conducts public offerings of its debt securities guaranteed by New South Wales in the United States.

Release No. 33-6424 (dated September 2, 1982) (the "Release") defines "seasoned" issuers as those that have registered their securities under the Securities Act of 1933, as amended (the "Securities Act"), within five years and have not defaulted on any principal or interest. The Registrants are "seasoned" issuers, having offering and sold their securities within the last five years pursuant to a registration statement on Schedule B (No. 333-161649) (the "Initial Registration Statement").

The Registrants propose to (i) voluntarily file with the Securities and Exchange Commission (the "Commission") joint annual reports on Form 18-K (the "Form 18-K") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) amend such annual reports from time to time by filing Form 18-K/A's under the Exchange Act, and (iii) incorporate such filings into their Schedule B registration statements, including shelf registration statements (each, a "Shelf Registration Statement"), for the purpose of complying with the disclosure requirements under the Securities Act.

We believe that the disclosure procedure described below would facilitate the process by which NSW TCorp conducts public offerings of its debt securities guaranteed by New South Wales in the United States and is in accordance with previous interpretive letters issued by the staff of the Division of Corporate Finance to other issuers filing registration statements on Schedule B, including the letters issued to Republic of Hungary (available September 27, 2007); Oesterreichische Kontrollbank Aktiengesellschaft and the Republic of Austria (available July 20, 2007); Republic of Uruguay (available March 8, 2005); and Queensland Treasury Corporation and State of Queensland (available October 24, 1996).

The Proposal

The Registrants hereby request an interpretative letter permitting them voluntarily to follow the procedures described below for those periods during which they are considering public offerings of debt securities of NSW TCorp guaranteed by New South Wales in the United States.

(1) The Registrants will file annually a joint annual report on Form 18-K with the Commission during any period when they desire to have access to shelf registration procedures. Such annual reports would include, as of their respective dates: (i) all of the information and exhibits called for by Form 18-K, and (ii) as additional exhibits thereto, any additional information required under Schedule B to be included in a Schedule B registration statement under the

Securities Act (except as set forth in the next paragraph) together with additional information deemed material to investors. The resulting descriptions of the Registrants would be substantially as comprehensive and would be presented in substantially the same format as the information included on pages 13 to 97 and 129 to 136 of the Initial Registration Statement.

The joint annual reports on Form 18-K would not include certain Schedule B information, such as the description of securities and plan of distribution. Such information would be included in the applicable basic prospectus and prospectus supplements containing the terms of any offering.

(2) The Registrants' basic prospectus and any prospectus supplements with respect to any offering of securities would contain a description of the securities offered thereby (including New South Wales' obligations with respect to such securities), the plan of distribution, the application of proceeds, the debt record of the Registrants, the name and address of their authorized agents in the United States and the names and addresses of counsel who will pass upon the validity of the securities. The basic prospectus, which could be used with respect to both continuous offerings, such as medium-term notes, and delayed offerings, such as shelf take-downs, would incorporate by reference the most recently filed joint annual report on Form 18-K of the Registrants (and all exhibits thereto) and all amendments thereto filed on Form 18-K/A, and subsequently filed annual reports on Form 18-K and amendments thereto.

In order to implement the proposal outlined in this letter, the basic prospectus (or the prospectus supplement, if any, circulated together with such basic prospectus) would contain an undertaking to deliver upon request a copy of the latest joint annual report on Form 18-K and any other information incorporated by reference. The Registrants' registration statements, including Shelf Registration Statements, will include undertakings identical to the undertakings set forth in Item

512(a)(1), (2) and (3) and Item 512(i)(1) and (2) of Regulation S-K. The undertakings otherwise included in shelf registration statements obligating the Registrants to file post-effective amendments (i) to include prospectuses required by Section 10(a)(3) of the Securities Act and (ii) to reflect in the basic prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in such registration statement, will be modified so as not to apply if the information required is included in a report under the Exchange Act that has been incorporated by reference into the registration statement. The agreement to provide legal opinions in post-effective amendments would be modified so as to permit the Registrants to furnish such opinions by filing an amendment on Form 18-K/A to the joint annual report on Form 18-K.

As a result of the foregoing, except as required by the modified undertakings to be included in the registration statements, the Registrants would not be required to file annual post-effective amendments to their registration statements under the Securities Act.

(3) At the time when any registered securities are offered to the public, whether on a delayed offering basis or as part of a continuous offering, the basic prospectus, together with a prospectus supplement and issuer free-writing prospectus, if any, would be delivered to all purchasers. Any material recent developments subsequent to the date of the basic prospectus, or the most recent joint annual report on Form 18-K, would either be included in (A) a subsequent joint annual report on Form 18-K, or in a Form 18-K/A amendment, that is incorporated by reference into the basic prospectus or (B) the prospectus supplement itself.

(4) The Registrants will amend their joint annual report on Form 18-K

through the use of Form 18-K/A as often as is necessary to disclose material information contained in official budgetary, financial and statistical information or any other material information or developments. The Registrants anticipate that the time of filing of such joint annual report and such amendments will correspond to the periodic release of official budgetary, financial and statistical information which will provide the basis for the joint annual report on Form 18-K and amendments thereto. It is expected that the Registrants' initial joint annual report on Form 18-K would be filed as soon as practicable after the date of this letter and, in future years, it is currently expected that the Registrants' joint annual report on Form 18-K would be filed in November of each year after New South Wales' budgetary information and NSW TCorp's audited financial statements become available, and would be amended on Form 18-K/A at such other times corresponding to the periodic release of other material official budgetary, financial or statistical information, if any, or to reflect other material developments, if any.

(5) The information and documents that, under the shelf registration procedures that would otherwise be available to the Registrants, must be filed by post-effective amendment at the time of an offering (the terms of the underwriting, any terms agreement, the list of names and addresses of the underwriters, an itemized list of expenses and legal opinions with respect to the securities) would instead be filed on, and incorporated into the applicable Shelf Registration Statement by reference to, a joint annual report on Form 18-K or an amendment thereto on Form 18-K/A.

(6) The basic prospectus, any prospectus supplement and any free-writing prospectus would be delivered to all purchasers of registered securities, and the Registrants would, pursuant to the undertaking to be included in the basic prospectus, provide to each recipient of such basic prospectus and prospectus supplement who so requests, a copy of the joint annual report on Form 18-K, together with all exhibits and amendments thereto. Otherwise, unless they chose to

do so, the Registrants would not make an annual public distribution of the joint annual report on Form 18-K, or of the exhibits or amendments thereto, or of the basic prospectus to dealers or prospective investors as contemplated by the Release.

Benefits of Proposal

We believe this proposal has several benefits to investors and to the Registrants:

(1) The Registrants would be able to use shelf registration procedures more nearly identical to those available to foreign private registrants eligible to use Form F-3 and Rule 415, in accordance with the policy underlying the Release.

(2) Up-to-date information with respect to the Registrants would be made available to investors in the United States by procedures that are significantly less burdensome and expensive than the shelf registration procedures that would otherwise be available to the Registrants and result in better and more prompt disclosure of recent developments in the prospectus supplement and/or any free-writing prospectus that will be delivered to purchasers in any continuous or delayed offerings of securities.

(3) Since the Registrants would have the most recently available information on file, it would be in a position to access the United States markets at all times without undue effort or delay.

Timing and Implementation

The Registrants desire to implement the proposal outlined in this letter as soon as practicable by: (i) filing with the Commission a joint annual report on Form 18-K for the Registrants' fiscal year ended June 30, 2009, which would include any changes and any additional information described above that was previously included in the basic prospectus and (ii) filing a Shelf Registration Statement that incorporates by reference the Registrants' most recent joint annual report on Form 18-K and any amendments thereto filed on Form 18-K/A, and includes the undertakings in Part II as described above.

We believe that the procedures described herein are in accordance with previous interpretive letters issued by the Staff of the Division of Corporation Finance in a number of interpretive letters. *See, e.g.*, Republic of Hungary (available September 27, 2007); Oesterreichische Kontrollbank Aktiengesellschaft and the Republic of Austria (available July 20, 2007); Republic of Uruguay (available March 8, 2005); Bolivarian Republic of Venezuela (available April 28, 2004); Landwirtschaftliche Rentenbank – Federal Republic of Germany (available January 30, 2003); Financement – Québec (available June 24, 2002): Government of Jamaica (available May 22, 2002); Republic of Italy (available February 4, 2002); Republic of Turkey (available October 19, 1999); Republic of South Africa (available October 4, 1999); Republic of Panama (available March 25, 1998); Federative Republic of Brazil (available May 15, 1997); Republic of Colombia (available February 3, 19997); Queensland Treasury Corporation and State of Queensland (available October 24, 1996); European Investment Bank (available August 19, 1996);State of Israel (available November 30, 1995); Republic of Argentina (available November 1, 1995); the Government of Victoria and Treasury Corporation of Victoria (available June 23, 1995); Nordic Investment Bank (available June 21, 1995); Commonwealth of Australia and the Australian Wheat Board (each available April 4, 1995); Japan Development Bank, Export-Import Bank of Japan and Japan Finance Corporation (available August 3, 1994); Republic of Portugal (available July 22, 1994); Kreditanstalt fur Wiederaufbau and KfW International Finance Inc. (available July 18, 1994); National Financiera S.N.C. (available July 5, 1994); the United Mexican States (available February 25, 1994); the Province of Alberta (available November 12, 1993); the Province of Manitoba (available September 15, 1993): Ireland (available January 7, 1993); Her Majesty the Queen in Right of New Zealand (available December 22, 1992); Province of Ontario and Ontario Hydro (available May 7, 1992); the Province of British Columbia (available April 24, 1992); the Province of Saskatchewan (available May 26, 1992); Province de Québec and Hydro Quebec (available November 6, 1991); the Province of New Brunswick (available July 18, 1991); and Canada and its crown corporations (available April 16, 1991).

Conclusion

For the reasons set forth above, we believe our proposal presents an efficient, cost-effective mechanism for updating the Registrants' registration statements. We therefore request permission for the Registrants' to file voluntarily with the Commission joint annual reports on Form 18-K under the Exchange Act and amendments to such reports on Form 18-K/A and to incorporate such filings by reference into the Registrants' registration statements (including Shelf Registration Statements), all as described above.

* * * * *

If you have any questions or need any further information with respect to the matters set forth in this letter, please contact me or James McFarlane in our Sydney, Australia office on (612) 8227-6700 or, if more convenient, Kyle Pilkington in our New York office on (212) 558-7922.

Very truly yours,

Waldo D. Jones, Jr. / JM

Waldo D. Jones, Jr.

cc: John Zitko
(Securities and Exchange Commission,
Office of International Corporate Finance)

Scott Mannix
(New South Wales Treasury Corporation)

MELBOURNE:63257.7

Kyle H. Pilkington
(Sullivan & Cromwell LLP – New York)

James M. McFarlane
(Sullivan & Cromwell - Sydney)